PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

03037245

30 October 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re change in holdings in the company

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC
7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

30 October 2003

PETER HAMBRO MINING PLC

HOLDINGS IN COMPANY

The Company was notified on 23 October 2003 by Capital Research and Management Company that it now holds 1,885,206 ordinary shares in the Company, representing 2.946% of the total issued ordinary share capital of the Company.

- Ends -

Enquiries:

Alfia Samokhvalova	PHM	+44 7774 153498
Nicola Davidson / David Simonson	Merlin Financial	+44 207 606 1244